EXHIBIT 11

Schedule of Computation of Net Earnings Per Share

(Amounts in thousands, except earnings per share)

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2011	2010	2011	2010

Basic Earnings Per Share

Net earnings	$1,403	$891	$4,190	$2,293

Weighted-average Common Shares:

Basic Shares Outstanding	8,015	7,889	8,003	7,819

Basic Earnings Per Share	$0.18	$0.11	$0.52	$0.29

Diluted Earnings Per Share

Net earnings	$1,403	$891	$4,190	$2,293

Weighted-average Common Shares:

Outstanding	8,015	7,889	8,003	7,819

Stock Options	142	30	105	25

Restricted Stock	63	65	62	83

Diluted Shares Outstanding	8,220	7,984	8,170	7,927

Diluted Earnings Per Share	$0.17	$0.11	$0.51	$0.29